

November 4, 2019

<u>**Via E-Mail**</u>
Tobias L. Knapp, Esq.
O'Melveny & Myers LLP
Times Square Tower
Seven Times Square
New York, NY 10036

   **Re:** **Progenics Pharmaceuticals, Inc.**
      **Form 425**
      **Filed on November 1, 2019**
      **File No. 000-23143**

Dear Mr. Knapp:

  We have reviewed your filing and have the following comment.

1. Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for your disclosure that "Shareholders Should Hold Velan Accountable for Questionable Securities Trading, Governance and Ethical Practices" and your questions regarding Velan's lack of discussions about its views relating to the proposed merger with your board and with the company's security holders. In this regard, note that the factual foundation for such assertion must be reasonable. Also, with a view toward revised disclosure, tell us what federal and state law obligations, or company governance provisions you believe Velan may have violated, assuming your description of the facts is accurate. Refer to Rule 14a-9.

  Please direct any questions to me at (202) 551-3619.

          Sincerely,

          <u>/s/ Daniel F. Duchovny</u>
          Daniel F. Duchovny
          Special Counsel
          Office of Mergers and Acquisitions